Exhibit 3




                            [Letterhead of HSN, Inc.]



                                       October 23, 1997



         Board of Directors
         Ticketmaster Group, Inc.
         8800 Sunset Boulevard
         West Hollywood, California  90069

         Gentlemen:

              I am pleased to propose, for your consideration, a trans-action pursuant to which HSN, Inc. ("HSNi") would acquire all publicly held shares of common stock of Ticketmaster Group, Inc. ("Ticketmaster") in a tax-free merger transaction in which each such share of Ticketmaster common stock would be exchanged as follows:

              -- at HSNi stock prices of $44 to $50 per share during a measuring period prior to stockholder approval of the transactions, each Ticketmaster share would be ex-changed for .506 of a share of HSNi common stock,

              -- at HSNi stock prices below $44 per share, there would be a floating exchange ratio designed to provide Ticketmaster stockholders with protection in value of $22.264 per share between values of $40 to $44 per HSNi share, and otherwise capped at .557 of a share of HSNi common stock, and

              -- at HSNi stock prices above $50 per share, there would be a floating exchange ratio designed to provide value of $25.30 per Ticketmaster common share at these HSNi stock values.

         Based upon yesterday's closing price of HSNi common stock ($47), our proposal values each publicly traded share of Tick-etmaster common stock at $23.78 per share. Alternatively, if the Ticketmaster Board would prefer, HSNi is prepared to ac-quire the balance of the Ticketmaster shares in a cash merger transaction at $25 per Ticketmaster share (yesterday's closing price, which already fully reflects HSNi's publicly disclosed consideration of making a merger proposal).

              Consummation of a stock merger will permit Ticketmaster and HSNi to work even more closely together while allowing Ticketmaster's public shareholders to retain a continued owner-ship interest in Ticketmaster's business through an ownership interest in HSNi. Our proposal is, of course, conditioned upon



         Board of Directors
         Ticketmaster Group, Inc.
         October 23, 1997
         Page 2




         the execution of a definitive agreement which would contain ap-propriate representations, warranties, covenants and conditions customary for transactions of this nature, including approval by our respective boards of directors and stockholders.

              We are prepared to discuss our proposal with a special committee of Ticketmaster's disinterested directors (the "Spe-cial Committee") which we propose be formed to consider our proposal. Both we and our financial and legal advisors are at your disposal to render whatever assistance or provide any fur-ther details with respect to our proposal that you may require. We are all prepared to meet with the Special Committee and its legal and financial advisors at your earliest convenience.

              We very much appreciate your willingness to consider our proposal and look forward to working with you towards its suc-cessful completion.

                                       Very truly yours,

                                       /s/ Barry Diller

                                       Barry Diller
                                       Chairman and Chief
                                       Executive Officer